Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

June 28, 2024

Filed via EDGAR
Mr. Timothy Worthington
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
Invesco Advantage Municipal Income Trust II
CIK No. 0000908993; 1940 Act No. 811-07868
Invesco Bond Fund
CIK No. 0000005094; 1940 Act No. 811-02090
Invesco California Value Municipal Income Trust
CIK No. 0000895531; 1940 Act No. 811-07404
Invesco High Income 2024 Target Term Fund
  CIK No. 0001698508; 1940 Act No. 811-23251
Invesco High Income Trust II
CIK No. 0000846671; 1940 Act No. 811-05769
Invesco Municipal Income Opportunities Trust
CIK No. 0000835333; 1940 Act No. 811-05597
Invesco Municipal Opportunity Trust
CIK No. 0000884152; 1940 Act No. 811-06567
Invesco Municipal Trust
CIK No. 0000877463; 1940 Act No. 811-06362
Invesco Pennsylvania Value Municipal Income Trust
CIK No. 0000895528; 1940 Act No. 811-07398
Invesco Quality Municipal Income Trust
CIK No. 0000885125; 1940 Act No. 811-06591
Invesco Senior Income Trust
CIK No. 0001059386; 1940 Act No. 811-08743
Invesco Trust for Investment Grade Municipals
CIK No. 0000880892; 1940 Act No. 811-06471
Invesco Trust for Investment Grade New York Municipals
CIK No.  0000883265; 1940 Act No. 811-06537
Invesco Value Municipal Income Trust
CIK No. 0000885601; 1940 Act No. 811-06590
(each of the above, a “Fund”)

Dear Mr. Worthington:

On behalf of the above-referenced Funds, submitted herewith under the EDGAR system, is the Funds’ response to the supplemental comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you communicated to Mena Larmour on June 28, 2024, relating to your initial comments received on June 25, 2024, with regard to the Preliminary Proxy Statement and other materials (the “Proxy Statement”) and to the Funds’ correspondence filing relating to the Proxy Statement dated June 26, 2024 (the “Initial Response Letter”).  The Proxy Statement was filed with the SEC on June 17, 2024. The Proxy Statement relates to the Joint Annual Meeting of Shareholders of the Funds and Joint Special Meeting of Shareholders of the Funds, each scheduled to be held on August 29, 2024.

The comment from the Staff is summarized below, followed by the Funds’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

1.
Comment: Please further review the Funds’ response to Comment 4 from the Staff in the Initial Response Letter and specifically consider whether the current Proxy Statement disclosure should be revised in light of NYSE Rule 452 given the Proposals to be voted on at the Second Meeting.

Response: Rule 452.10 and Rule 452.11 address when a NYSE member organization may give a proxy to vote stock.  It is the Funds’ understanding that because broker-dealers, in the absence of specific authorization from their customers, will not have discretionary authority to vote any shares held beneficially by their customers on the matters expected to be presented at the Second Meeting, there are unlikely to be any “broker non-votes” at the Second Meeting.  Accordingly, the Funds will revise the Proxy Statement as follows:

“With respect to the Sub-Proposals of the Investment Restriction Proposals, broker non-votes at the Second Meeting will have the same effect as a vote against.  ~~Broker non-votes will be deemed present for quorum purposes of the Second Meeting.~~  Because the Second Meeting involves only non-routine matters, it is expected that broker-dealers, in the absence of specific authorization from their customers, will not have discretionary authority to vote any shares held beneficially by their customers, and therefore there are unlikely to be any broker non-votes at the Second Meeting.

Please direct questions or comments relating to the above to me at 215-564-8014 or Jennifer Hillman at 215-564-8623.

Very truly yours, /s/ Mena Larmour Mena Larmour

2